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                                                                       Exhibit 7

                               EMPLOYMENT CONTRACT

     This EMPLOYMENT CONTRACT (the "Contract") is made and entered into this 10th day of October, 1995, by and between DAKA INTERNATIONAL, INC., a Delaware corporation, having its principal place of business at One Corporate Place, 55 Ferncroft Road, Danvers, Massachusetts 01923 (hereinafter referred to as "Employer"), Champps Entertainment, Inc., a Minnesota company, having its principal place of business at 153 East Lake Street, Wayzata, Minnesota 55391 ("Champps"), and DEAN P. VLAHOS whose business address is at 153 East Lake Street, Wayzata, Minnesota 55391 (hereinafter referred to as "Employee").

     WHEREAS, Champps operates casual theme restaurants under the Champps Americana trademark; and

     WHEREAS, Employee has been an officer and key employee of Champps; and

     WHEREAS, reference is made to the Agreement and Plan of Merger dated as of October 10, 1995 by and among Employer, CEI Acquisition Corp., a Minnesota corporation and a wholly-owned subsidiary of Employer ("Acquisition"), and Champps (together with any amendments thereto or modifications thereof, the "Merger Agreement"), pursuant to which Acquisition is to be merged with and into Champps and Champps is to become a wholly-owned subsidiary of Employer (the "Merger"), subject to the terms and conditions set forth in the Merger Agreement; and

     WHEREAS, Employer desires to provide Employee with an incentive to contribute to the future profitability of Champps and to assure that Employee's knowledge and familiarity with the business of Champps will continue to be available to Champps after the Merger and

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Employee desires to commit himself to serve Employer and Champps on the terms herein provided.

     NOW, THEREFORE, for and in consideration of the mutual covenants herein contained and the mutual benefits to be gained by the performance thereof, the parties hereto hereby agree as follows:

     1. EMPLOYMENT; EFFECTIVENESS; TERMINATION OF PRIOR AGREEMENT. Subject to this Contract becoming effective as provided below, Employer hereby agrees to employ Employee after the Effective Time (as defined below) and Employee hereby accepts such employment with Employer on the terms and conditions hereinafter set forth. This Contract shall become effective as of the effective time of the Merger in accordance with the terms of the Merger Agreement (the "Effective Time"), but subject in all events to the consummation of the Merger and effective only if the Merger is actually consummated. At the Effective Time and subject in all events to the consummation of the Merger, that certain Employment Agreement dated January 1, 1994 (the "Old Contract") between Champps and Employee shall terminate and have no further force or effect and shall be replaced and superseded for all purposes by this Contract; provided, however, that Champps shall make all payments due in accordance with the terms of the Old Contract through the Effective Date; provided further, however, that Employee hereby agrees that he will not make any claim for severance or other payments under the Old Contract on account of or by reason of the Merger or any event or occurrence prior to the Merger if the Merger is consummated. If the Merger is not consummated for any reason whatsoever, or if the Merger Agreement is terminated for any reason whatsoever, or if Employee's employment with Champps under the Old Contract is terminated by Employee or Champps for any reason

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whatsoever prior to or as of the Effective Time, this Contract shall not become effective and shall be null and void and shall have no force and effect to the same extent as if this Contract had never been executed and delivered by the parties hereto and there shall be no liability under or by reason of the terms hereof on the part of Employer, Acquisition, or Champps, or any of their respective officers, directors, employees, agents, successors or assigns, or of Employee, without limitation of any other rights any of them may have.

     2. TERM OF EMPLOYMENT. Subject to this Contract becoming effective as provided in Section 1, and subject to the provisions for termination hereinafter provided, the term of this Contract shall be for a period of five (5) years, commencing at the Effective Time (the "Initial Term"). Upon the expiration of the Initial Term, unless Employer shall have given written notice to Employee to the contrary at least 60 days prior to such expiration, Employee's employment by Employer shall thereafter continue (the "Extended Term") until 60 days after either party gives notice of termination of this Contract to the other party in writing. The Initial Term and Extended Term are hereinafter referred to as the "Employment Period".

     3. DUTIES OF EMPLOYEE. After the Effective Time Employee will be employed by Employer as a full-time employee in the capacity of Chairman of the Board of Directors and Chief Executive Officer and President of Champps, and his duties as such shall include those normally performed by a senior executive officer of equal rank in the restaurant industry for an expanding restaurant company, including, without limitation, responsibility for (a) the complete operations of Champps, including full authority to manage the store operations, determine the size of any store, determine the location and site of any store, determine the decor of any store, make all final decisions relating to marketing, food product

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specifications, promotions, and menus (including prices); and (b) the employment and retention of all Champps employees. Employee shall continue to maintain the authority to control the operations of Champps as described above in subparagraphs (a) and (b), so long as the average annual gross revenues per square foot of the Champps-owned restaurants is at least $400. In the event that average annual gross revenues per square foot of Champps-owned restaurants are less than $400, the authority to control the operations of Champps as described above in subparagraphs (a) and (b) shall be by mutual agreement between Employee and the Chief Executive Officer of Employer. Employee shall comply with all of the policies, standards, and regulations of Employer and Champps now or hereafter promulgated. Employer shall have the right to assign Employee other managerial duties in addition to the duties originally assigned and specified above; PROVIDED, HOWEVER, in no event shall Employee be assigned, without Employee's consent, duties other than those reasonably required of a Chairman and Chief Executive Officer of an expanding restaurant company. In the event Employee assumes and performs duties beyond those contemplated hereby to be within the scope of his employment, and those that he is required to perform hereunder, it is anticipated his compensation will be equitably adjusted. Employee will be employed by Employer on a full-time basis and Employee shall be required to devote his best efforts and business judgment, productive time, ability and attention to the business of Champps during the Employment Period. During the Employment Period, Employee shall not (i) be engaged in any other business activity whether or not such business activity is pursued for gain, profit or other pecuniary advantage that will significantly interfere with his duties as Chairman and Chief Executive Officer of Champps or (ii) directly or indirectly engage or be interested as owner, officer, director, employee, consultant or otherwise in any

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business which is in competition with the business of Champps. With prior approval of the Board of Directors of Employer, Employee may serve on the boards of directors of other companies. During the term of this Contract, Employer shall not take any action to operate restaurants incorporating the Champps concept as developed by Employee prior to the acquisition of Champps by Employer, other than through the Champps entity, a subsidiary of the Champps entity or Americana Dining Corporation, a subsidiary of Employer.

     4. COMPENSATION. For all services rendered by Employee under this Contract, Employee shall receive the following compensation:

          (a) As compensation for services rendered under this Contract during the Employment Period, Employee shall receive an initial annual base salary of Three Hundred Fifty Thousand Dollars ($350,000) (the "Base Salary"), payable in periodic installments in accordance with Employer's usual practice for its senior executives. During the Employment Period, the Base Salary will be subject to annual review by the Board of Directors of Employer and if warranted, adjusted upward to reflect external conditions, Employee's performance, and changing size and nature of Employer's operations applying principles, methodologies and criteria for performance comparable in all material respects to those established by the Board of Directors of Employer for the Chairman and Chief Executive Officer of Employer.

          (b) As additional incentive compensation from Employer to Employee, Employer agrees to pay to Employee a bonus based on a target level equal to 50% of Base Salary if Employee meets his performance targets, with a maximum bonus of 100% of Base Salary if Employee exceeds his performance targets by margins determined by the Board of Directors of Employer (the "Maximum Bonus"); provided, however, it is specifically

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understood and agreed that (i) the formula, performance targets and level of bonus payments relative to base salary for Employee shall be comparable in all material respects to those established by the Board of Directors of Employer for the Chairman and Chief Executive Offices of Employer and (ii) 20% of bonus payments for Employee shall be related to performance targets for Employer as a whole and 80% of bonus payments for Employee shall be related to performance targets for Champps.

     5. VACATIONS, FRINGE BENEFITS, REIMBURSEMENT OF BUSINESS EXPENSES.

          (a) Employee shall be entitled to a paid vacation in accordance with the vacation policy established by Employer; provided, however, Employee shall be entitled to at least four (4) weeks of paid vacation. The times for such vacations shall be mutually agreed upon by Employee and Employer, but such vacation shall not be cumulative from year to year during the Employment Period. No payment shall be made for unused vacation time.

          (b) Employer shall grant a One Thousand Five Hundred Dollar ($1,500) monthly car allowance for use as Employee deems appropriate.

          (c) As a full-time employee of Employer, Employee shall be entitled to participate in such other fringe benefits that are formally adopted by Employer from time to time for and on behalf of all its full-time employees; provided, however, that Employer will provide Employee health insurance and shall purchase a straight term life insurance policy insuring the life of Employee with the proceeds to be paid to one or more beneficiaries designated by Employee in the amount of One Million Dollars ($1,000,000).

          (d) Employee shall be reimbursed for reasonable travel and other expenses incurred by Employee in promoting the business of Employer and Champps and performing

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his obligations hereunder in the same manner and on the same basis as he was reimbursed by Champps immediately prior to the date hereof.

     6. TRADE SECRETS. During the Employment Period, Employee will have access to and become familiar with Employer's trade secrets, recipes, business concepts, marketing and related records and specifications, which are owned by Employer and which are regularly used in the operation of the business of Employer and its subsidiaries (collectively, "Confidential Information"). Employee hereby agrees he shall not disclose any Confidential Information, directly or indirectly, nor use it in any way, either during the Employment Period or at any time thereafter, except as required in the course of his employment with Employer. All files, records, documents, drawings, specifications, equipment and other similar items relating to the business of Employer and its subsidiaries shall remain the sole and exclusive property of Employer and its subsidiaries, and shall not be removed from the premises of Employer under any circumstances whatsoever without the prior written consent of Employer and shall not be reproduced or copied. During the Employment Period any ideas and concepts related to the business of Employer or Champps shall become the sole property of Employer.

     7. OFFICE AND FACILITIES. Employer shall furnish the Employee with office space substantially equivalent in size, quality, furnishings and in other respects to the office space provided him prior to the date hereof by Champps, and secretarial service, together with such other reasonable facilities and services as Champps determines as appropriate to Employee's duties and responsibilities. During the Employment Period, the principal executive offices of Champps shall remain in Wayzata, Minnesota or such other location as is acceptable to both Employer and Employee.

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     8. BOARD OF DIRECTORS OF EMPLOYER AND CHAMPPS. During the term of this
Contract, the Board of Directors of Champps shall consist of three members and Employer shall cause Employee, William H. Baumhauer (or his successor as Chief Executive Officer of Employer) and a person to be agreed to by Employee and Mr. Baumhauer (or his successor as Chief Executive Officer of Employer) to be the members of such Champps' Board of Directors. In addition, Employer shall nominate Employee for a position as a member of Employer's Board of Directors and use its best efforts to solicit proxies from the stockholders of Employer to secure Employee's election to Employer's Board of Directors during the Employment Period. Notwithstanding any other provision of this Contract, Employee agrees to resign as a member of Employer's Board of Directors immediately upon the termination of Employee's employment with Employer for any reason (voluntary or involuntary); provided, however, that in the event that Employee's employment under this Contract is terminated by Employer pursuant to paragraph 9(c) below, then Employee will be entitled to remain as a member of the Board of Directors of Employer for up to 90 days after such termination at the option of Employee. Simultaneously with the execution and delivery of this Contract, Employee is executing and delivering to Employer an undated resignation as a member of the Board of Directors of Employer and Employee hereby authorizes Employer to deem such resignation tendered upon termination of Employee's employment with Employer to the extent required in order to give effect to the covenant of Employee set forth in the immediately preceding sentence.

     9. TERMINATION. During the Initial Term, Employee's employment under this Contract may only be terminated for the following reasons:

          (a) By Employee:

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                    (i) for good reason, which shall be defined as (x) any
          assignment to Employee of any duties other than those contemplated by, or any limitation of the powers of Employee in any respect not contemplated by, this Contract, (y) any removal of Employee from or any failure to re-elect Employee to the position of Chairman and Chief Executive Officer of Champps, except in connection with termination of Employee's employment for cause pursuant to paragraph 9(b) below, or
          (z) a reduction in Employee's rate of compensation or a reduction in Employee's fringe benefits; PROVIDED, HOWEVER, that Employer shall have at least thirty (30) days to remedy the existence of any "good reason" for termination by Employee of which it is made aware, whether in a notice of termination from Employee or otherwise; or

                    (ii) upon 60-days' written notice to Employer of his resignation for any reason other than as provided in paragraph 9(a)(i) above;

          (b) By Employer at any time for cause, which shall be defined as (i) Employee's theft from or fraud upon Employer; (ii) Employee's conviction of a felony; (iii) Employee's violation of terms and conditions hereof; (iv) Employee's conscious disregard or neglect in the duties he is required to perform under the terms hereof; or (v) Employee's demonstrated unwillingness to prosecute and perform such duties to the extent deemed reasonably necessary and advisable, which duties encompass the duties reasonably required of a Chief Executive Officer of an expanding restaurant company. Upon such cause, Employer may, at its option, terminate this Contract by giving written notice to Employee, which notice of termination shall provide a description of the cause which is the grounds for termination, and which termination is without prejudice to any other remedy to which

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Employer may be entitled and such termination shall be effective as of the date said written notice is received by Employee;

          (c) By Employer upon written notice to Employee for any reason other than those set forth in paragraph 9(b) above; or

          (d) Employee's death.

     10. COMPENSATION UPON TERMINATION.

          (a) In the event that Employee's employment under this Contract is terminated pursuant to paragraphs 9(a)(i) or 9(c) above, Employer shall be obligated to continue to pay to Employee periodically in accordance with the terms of this Contract (i) the Employee's Base Salary, as in effect as of the date of such termination, from the date of such termination to the end of the Initial Term and (ii) bonus payments equal to the Maximum Bonus to which Employee would be entitled pursuant to the provisions of paragraph 4(b) above.

          (b) In the event that Employee's employment under this Contract is terminated pursuant to paragraph 9(b) above, Employer shall pay Employee that portion of his Base Salary which accrued through the date of termination at the rate in effect at the time notice of termination is given and Employer shall have no further obligations to Employee under this Contract.

          (c) In the event that Employee gives notice of termination of his employment under this Contract, or terminates his employment, pursuant to paragraph 9(a)(ii) after the Effective Time, Employer shall pay Employee that portion of his Base Salary which accrued through the date of termination at the rate in effect at the time notice of

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termination is given and Employer shall have no further obligations to Employee under this Contract.

          (d) In the event that Employee's employment under this Contract is terminated pursuant to paragraph 9(d) above, Employer shall pay to Employee's estate that portion of his Base Salary which accrued through the date of termination at the rate in effect at the time notice of termination is given and Employer shall have no further obligation to Employee under this Contract except for the obligation to turn over to Employee's estate the proceeds of any life insurance policies insuring the life of Employee to which he, his estate or any beneficiary designated by him are entitled, including without limitation, the insurance policy referred to in paragraph 5 above.

          (e) In the event that Employee's employment under this Contract is terminated by Employer at any time after the end of Initial Term for any reason other than for cause as defined in paragraph 9(b) above, Employer shall be obligated to continue to pay to Employee periodically in accordance with the terms of this Contract (i) his Base Salary as in effect as of the date of such termination of employment for a period of 12 months after the date of such termination and (ii) bonus payments equal to the Maximum Bonus to which Employee would be entitled pursuant to the provisions of paragraph 4(b) above for the twelve month period immediately following the date of Employee's termination of employment hereunder.

          (f) In the event of the death of Employee at any time after his termination of employment under this Contract, but prior to the time that all payments due under the previous provisions of this paragraph 10 have been made, any remaining payments under the provisions of this paragraph 10 shall be made to Employee's estate.

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     11. INJUNCTIVE RELIEF. Employee irrevocably acknowledges that any violation of this Contract will cause Employer immediate and irreparable harm and that the damage that Employer will suffer may be difficult or impossible to measure. Therefore, upon any actual or impending violation of this Contract, Employer shall be entitled to the issuance of a restraining order, preliminary or permanent injunction, without bond, restraining or enjoining such violation by Employee or any entity or person acting in concert with Employee. Such remedy shall be additional to and not in limitation of any other remedy which may otherwise be available to Employer.

     12. RELATIONSHIP OF THE PARTIES. The parties acknowledge, agree and recognize that the Board of Directors of Employer and Champps shall manage the business affairs of Champps and that the relationship of Employer and Employee is that of employer and employee and any other relationship is hereby expressly disclaimed.

     13. ASSIGNMENT. It is hereby agreed between Employer and Employee that this Contract may be assigned by Employer and the assignee thereof shall assume all of the benefits and obligations of Employer hereunder; PROVIDED, HOWEVER, that any such assignment shall not release or discharge Employer from being secondarily responsible for its obligations or liabilities hereunder. Employee shall not assign this Contract, in whole or in part.

     14. NOTICES. Any notice to be given hereunder by either party to the other must be in writing and may be effected either by personal delivery or by certified mail, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the addresses appearing in the introductory paragraph. Notices delivered personally shall be

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deemed communicated as of the actual receipt thereof; mailed notices shall be deemed communicated and received three (3) days after the mailing of same.

     15. INVALID PROVISIONS. The invalidity or unenforceability of particular provision of this Contract shall not affect the enforceability of any other provisions hereof and this Contract shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

     16. AMENDMENTS TO THE CONTRACT. This Contract may only be amended in writing by an agreement executed by all parties hereto.

     17. LAW GOVERNING CONTRACT. This Contract is made and performable in the State of Minnesota and shall be construed under the laws of the State of Minnesota.

     18. INDEMNITY. Employer shall indemnify Employee and hold him harmless for any acts or decisions made by him in good faith while performing services for Employer as a director, employee and/or agent of Employer and, in addition thereto, shall use its best efforts to obtain insurance coverage for him under any insurance policy now in force or hereinafter obtained during the Employment Period covering the officers and directors of Employer against lawsuits as director, employee and/or agent of Employer. Employer will pay all expenses, including attorney's fees, actually and necessarily incurred by Employer in connection with the defense of any action, suit or proceeding, and in connection with any appeal thereon, including the costs of an out-of-court settlement previously approved by Employer, with respect to any acts or decisions which Employee shall have performed or made in good faith in performing services for Employer; PROVIDED, HOWEVER, that Employer's obligations under the terms of this paragraph are subject to any limitations imposed by Employer's Certificate of Incorporation and By-laws and applicable state law.

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     19. CONSTRUCTION. Waiver by any party hereto of a breach of any provision of this Contract shall not operate or be construed as a waiver of any subsequent breach of any party. This Contract shall not be assignable except on the part of Employer as provided in Paragraph 13 above. Subject to the prohibition against assignment of this Contract, the terms and conditions herein shall inure to the benefit of and be binding upon the parties hereto, their successors, heirs and legal representatives.

     20. ARBITRATION. Any dispute arising out of this Contract shall be submitted to arbitration in Minneapolis, Minnesota in accordance with the rules of the American Arbitration Association, and any decision arising therefrom shall be enforceable in any court of competent jurisdiction. Such arbitration shall be governed by the substantive contract law of the State of Minnesota and neither party shall be entitled to recover their attorney's fees or administrative costs. If Employee initiates arbitration proceedings to enforce his rights or alleged rights under Paragraph 9 or 10 then Employer shall pay Employee's reasonable expenses of such arbitration proceedings (including without limitation reasonable attorney's fees and expenses) whether or not Employee prevails, so long as Employee does not challenge the outcome of such arbitration proceedings.

     21. FRANCHISE AGREEMENTS. In the event that Employee's employment under this Contract is terminated for any reason other than by the Employer for cause as defined in paragraph 9(b) above or the death of Employee, Employee shall be provided the right to establish as a franchisee five (5) Champps Americana restaurants anywhere in the world, so long as it is not (i) within a 20 mile radius of any other Champps restaurant, or (ii) in any territory that has been franchised and/or licensed by Champps unless the franchisee and/or licensee gives its consent; provided, however, that at the time Employee requests to

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become a franchisee, he meets Champps' then existing requirements for franchisee approval and agrees to pay standard fees under Champps' franchising program as in effect at the time; provided further, however, that (x) the royalty for Employee will be equal to 1.25% of gross revenues and (y) Champps shall reduce the customary initial franchise fee on account of services which Employee does not request or need Champps to perform, such as pre-opening and opening support.

     22. ENTIRE AGREEMENT. This Contract contains the entire agreement of the parties hereto and supersedes any and all prior agreements, oral or written, and negotiations between said parties regarding the subject matter herein contained.


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     IN WITNESS WHEREOF, the parties have executed this Contract this day and year first above written.


EMPLOYER                                         EMPLOYEE

DAKA INTERNATIONAL, INC.


By: /s/ William H. Baumhauer                     /s/ Dean P. Vlahos
    --------------------------                   ------------------------
    William H. Baumhauer                         Dean P. Vlahos


CHAMPPS

CHAMPPS ENTERTAINMENT, INC.


By: /s/ Shaun P. Nugent
    ------------------------
    Shaun P. Nugent
    Its Chief Financial Officer